Exhibit 11.1

WILLIS LEASE FINANCE CORPORATION

AND SUBSIDIARIES

Computation of Earnings Per Share

(In thousands, except per share data, unaudited)

	Three Months ended March 31,
	2005	2004
	(as restated)	(as restated)
Basic
Earnings:
Net income	$1,562	$502

Shares:
Average common shares outstanding	9,006	8,856

Basic earnings per common share	$0.17	$0.06

Assuming full dilution
Earnings:
Net income	$1,562	$502

Shares:
Average common shares outstanding	9,006	8,856
Potentially dilutive common shares outstanding	395	305
Diluted average common shares outstanding	9,401	9,161

Diluted earnings per common share	$0.17	$0.05

Supplemental information:

The difference between average common shares outstanding to calculate basic and assuming full dilution is due to options outstanding under the 1996 Stock Options/Stock Issuance Plan.